Exhibit 21.1

Odyssey Therapeutics, Inc.

Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Odyssey Therapeutics GmbH	Germany

Odyssey Therapeutics Securities Corporation	Massachusetts

Daros Inc.	Delaware

Odyssey Therapeutics Pty Ltd.	Australia

Demuris Limited	United Kingdom

Immunology Discovery, LLC	Delaware

Odyssey Therapeutics UK Limited	United Kingdom